Exhibit 10.1
Hittite Microwave Corporation
2 Elizabeth Drive
Chelmsford, Massachusetts 01824
March 13, 2013
Rick D. Hess
65 Village Road
Westford, MA 01886
Dear Rick,
On behalf of Hittite Microwave Corporation (“Hittite” or the “Company”), I am delighted to offer you the position of President and Chief Executive Officer, reporting to the Company’s Board of Directors (the “Board”), working at the Company’s headquarters in Chelmsford, Massachusetts. You will remain a director of the Company until the next annual meeting of stockholders of the Company, at which time it is our expectation that you will be renominated for election as a director. Your appointment has been approved by the Board and your compensation package as outlined herein has been approved by the Compensation Committee of the Board (“Compensation Committee”), in each case conditioned upon your acceptance of the terms and conditions set forth in this letter and your commencement of employment by Hittite. For purposes of this letter, your first day of work at Hittite will be considered your “Employment Start Date.” Your Employment Start Date is expected to be April 1, 2013.
1.Base Salary. Your starting annual base salary will be at the rate of $420,000 per year, less applicable taxes, deductions and withholdings, paid semi-monthly and subject to annual review by the Compensation Committee.
2.    Incentive Compensation. You will be eligible to participate in Hittite’s annual cash incentive compensation plan on substantially the same terms as other executive officers, with a target incentive for 2013 of 60% of base salary (pro-rated to reflect your time of service during 2013) (the “Target Award”). Your individual performance objectives (MBOs) for 2013 for purposes of the plan will be established by mutual agreement between you and the Compensation Committee by not later than the Committee’s regularly scheduled meeting in May 2013. Target incentives do not constitute a promise of payment and your actual bonus, if any, will depend in part on Hittite financial performance and in part on the Compensation Committee’s discretion in assessing your individual performance in relation to your MBOs. To qualify for the incentive bonus, you must remain employed with the Company through the date that the incentive bonus is paid in accordance with Hittite’s normal practice. Bonuses for executive officers are paid not later than March 15 during the first quarter after the year to which they relate.

3.    Make Whole Bonus; One-Time Retention Equity Award.
(a)    Provided that your Employment Start Date has occurred on or before April 1, 2013, you will receive a cash bonus in the amount of $112,000, payable on the first regular payroll date following your Employment Start Date, and further provided that the intention of this bonus is to make you whole in the event that you become ineligible, by reason of your acceptance of employment by Hittite, to receive a bonus in such amount that you would otherwise have been entitled to receive from your current employer, and that it will be paid only in such event.
(b)    You will be entitled to receive an award under Hittite’s 2005 Stock Incentive Plan (the “2005 Plan”) with an aggregate value on the effective date of the award equal to $1.5 million, in the form of performance-based restricted stock units (the “Retention Award”). The Retention Award will vest on the fourth anniversary of your Employment Start Date, provided that you are then employed by the Company, and provided that the Company performance criteria, substantially as set forth on Appendix A have been satisfied. The final form of the Retention Award is subject to approval by the Compensation Committee at its next regular meeting. The Retention Award will be delivered to you as soon as practicable following that meeting, provided that your Employment Start Date has occurred.
The Retention Award will be immediately forfeited in its entirety in the ease of a termination by the Company for Misconduct or a voluntary resignation by you without Good Reason. The Retention Award will provide for automatic use of a portion of the vested award to cover minimum tax withholding to the extent permitted for equity-based awards under U.S. generally accepted accounting principles.
4.    Subsequent Long-Term Equity Grants. You will also be eligible to be granted annual equity awards under the 2005 Plan (“Annual Grants”). The award for 2013 will take the form of a time-vested restricted stock unit, having a fair value at the effective date of the award equal to $1.5 million, and vesting in equal installments on each of the first four anniversaries of the date of the grant. This award is subject to approval by the Compensation Committee at its next regularly scheduled meeting, with an effective date on the later of the date of that meeting or your Employment Start Date. The amount, grant date value and terms of any Annual Grants made during your employment with Hittite in any year after 2013 will be determined in the discretion of the Compensation Committee after taking into account the Company’s and your performance and other relevant factors, and may be subject to Company performance criteria.
5.    General Terms. Subject to any specific provisions herein, all equity awards will be on such terms and conditions as are determined by the Compensation Committee and will be made pursuant to the 2005 Plan, or a successor plan, as in effect from time to time.

6.    Stock Ownership. You acknowledge that you will be subject to the Hittite requirements for stock ownership by officers as in effect from time to time.
7.    Benefits. Hittite provides a competitive benefits package for its eligible full- and part-time employees. Eligible executives may participate in Hittite’s health insurance benefits (medical, dental and vision), life insurance, short term and long term disability, 40l(k) Plan, and flexible spending plan (Healthcare Reimbursement Account and/or Dependent Care Reimbursement Account). Please refer to benefit plan documents for eligibility. Of course, Hittite may change its benefits at any time.
You will be expected to travel in connection with your employment. Hittite will reimburse you for reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies and you will be eligible to participate in the travel policy established by the Company generally for its senior management.
8.    Clawbacks. All bonuses and equity grants are subject to Hittite “clawback” policies as in effect from time to time, including any established under the Dodd-Frank Wall Street Reform and Consumer Protection Act.
9.    Indemnification and Director’s and Officer’s Insurance. In your capacity as an officer of the Company, you will be entitled to indemnification pursuant to the Company’s bylaws and the Indemnification Agreement currently in effect between you and the Company.
10.    Severance.
(a)    In the event of your Involuntary Termination for any reason other than Misconduct during the period ending two (2) years from your Employment Start Date (the “Protected Period”) or within the 12-month period following a Change of Control (as defined below), you will be entitled to receive, in addition to your base salary and any other compensation earned to date hereunder and not yet paid, a gross payment equal to the sum of (i) an amount equal to one times your annual Base Salary and (ii) a payment in lieu of bonus equal to the greater of (A) one times the amount of the Target Award or (B) your actual bonus for the fiscal year prior to your Involuntary Termination) (such sum being referred to herein as the “Severance Payment”), contingent upon your execution and delivery to the Company within 30 days after the date of your termination of employment, of an agreement in a form satisfactory to the Company containing a general release of any and all potential claims against the Company and its affiliates and agents (the “Release”), which Release has not been revoked by you within the 7-day period following its delivery to the Company. Such Severance Payment will be made less all applicable deductions and authorized withholdings and be paid in a lump sum within 15 days after delivery of the Release, provided that the Release has not been timely revoked. In addition and similarly contingent upon execution and delivery of an effective Release, for one year after your date of termination, should you elect COBRA continuance coverage, the Company shall be responsible for paying the difference between the cost of COBRA continuation coverage (for you and any dependent who received health insurance coverage prior to such termination) and any premium contribution amount applicable to you as of such termination (“Continuation Benefits”). Continuation Benefits otherwise receivable by you will be reduced to the extent benefits of the same type are received by or made available to you during the applicable one-year period (and any such benefits received by or made available to you shall be reported by you to the Company). In the event of your Misconduct, you will repay any Severance Payment and Continuation Benefits previously paid to you, and your right to receive any future Severance Payments or Continuation Benefits will terminate.
(b)    In the event of your Involuntary Termination for any reason other than Misconduct during the Protected Period, other than following a Change in Control, the vesting of your Annual Grant for 2013 and your Retention Award will be accelerated, without regard to satisfaction of any performance condition specified in the latter, such that a number of shares will be issued to you determined by multiplying the number of shares subject to Annual Grant or the Target Award specified in the Retention Award, as the case may be, by a fraction equal to (i) the sum of the number of days during which you were employed by the Company, plus 365, divided by (ii) 1,460.
(c)    In the event of your Involuntary Termination for any reason other than Misconduct within the 12-month period following a Change of Control, the vesting of your Annual Grant for 2013 and your Retention Award will be accelerated in full (as to the latter, as if any performance condition specified therein had been satisfied to the maximum extent possible, but subject to any dollar limitation provided therein).
(d)    In the event that, following your Involuntary Termination for any reason other than Misconduct within the 12-month period following a Change of Control, the Company shall fail to pay any amount or provide any benefit when required by paragraph 10(a) or 10(c) above to do so, you shall be entitled to be reimbursed by the Company for any out of pocket costs and expenses, including court costs and reasonable attorneys’ fees, incurred by you in order to enforce the Company’s obligations under such paragraphs.
(d)    For purposes of this Agreement, “Involuntary Termination” will mean the termination by the Company of your employment, other than by reason of your resignation, death or Disability. Involuntary Termination will also be deemed to have taken place if (a) there shall occur any of (i) a change in your position as an officer of the Company (or parent or subsidiary employing you) which materially reduces your level of authority or responsibility, (ii) a reduction in your level of cash compensation (including base salary and target bonus under any performance based bonus or incentive programs) by more than 15% unless pursuant to a reduction that is also applied to substantially all other executive officers of the Company, (iii) a relocation of your place of employment by more than 50 miles, provided and only if such change, reduction or relocation is effected by the Company without your consent, or (iv) a material breach by the Company of the terms of this letter (any such event described in clauses (i) through (iv) above being referred to herein as “Good Reason”), (b) you shall within 30 days of the occurrence of such circumstances provide written notice to the Company identifying the circumstances giving rise to Good Reason, (c) the Company shall fail to cure such circumstances within 30 days after receipt of that notice (the “Cure Period”) and (d) you shall notify the Company within 30 days following the expiration of such Cure Period that you have resigned from your employment by the Company due to such Good Reason. During the Cure Period, you will cooperate as reasonably requested by the Company with efforts undertaken by the Company in good faith to cure such circumstances.
For purposes of this letter:
The term “Misconduct” will mean (a) gross neglect of the material responsibilities of your office; (b) commission of any act of fraud, embezzlement or dishonesty that is in any way related to your employment with the Company or that, in the reasonable opinion of the Board, adversely affects the Company’s prospects or reputation or your ability to perform your obligations or duties to the Company or any of its subsidiaries, (c) unauthorized use or disclosure of confidential information or trade secrets of the Company (or any Parent or Subsidiary), (d) indictment with respect to any crime that could, in the reasonable opinion of the Board, adversely affect the Company’s prospects or reputation or your ability to perform your obligations or duties to the Company or any of its subsidiaries, including without limitation any charges of securities fraud, insider trading, or money laundering, (e) any conviction of, or plea of guilty or no contest to, a felony, during your employment with the Company or with respect to an act occurring during your employment with the Company, (f) any intentional wrongdoing on your part, whether by omission or commission, which adversely affects the business or affairs of the Company (or any parent or subsidiary) in a material manner, or (g) any breach by you of any agreement between you and the Company, including this agreement or the Proprietary Rights Agreement, as defined below, which, in the case of any misconduct described in clauses (a) or (f) above that is capable of being cured, has not been cured by you to the reasonable satisfaction of the Board of Directors within ten (10) days after receipt by you of written notice from the Company specifying the nature of such misconduct and referring to this paragraph.
“Disability” shall mean your inability, for a period of 180 consecutive days or for 180 intermittent days in any one-year period, to perform the material duties of your office on a full-time basis as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a licensed physician selected by the Company or its insurers and reasonably acceptable to you or your legal representative;

A “Voluntary Termination” will mean your resignation from your employment by the Company, other than for Good Reason or by reason of your Disability; and
A “Change in Control” will be deemed to have occurred if:
(a)    any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes, after the Effective Date of this Plan, a “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or
(b)    the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or
(c)    the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets,
The foregoing definitions will not affect the Company’s right to terminate your employment at any time or for any reason, as set forth in paragraph 14. Upon termination of your employment for any reason, you will be deemed to have automatically and voluntarily resigned from the Company’s board of directors and from any and all offices or positions with any entities related to the Company, including affiliate, parent or subsidiary corporations. You further agree to assist the Company with respect to such resignations by executing any and all documents necessary to carry out such resignations.
11.    Paid Time Off. You will accrue vacation at a rate of twenty (20) days per year, up to the maximum vacation accrual cap for others accruing at that same rate as specified in the Hittite vacation policy. In addition, Hittite currently provides eligible employees with designated company paid holidays each year.
12.    Proprietary Rights Agreement and No Conflict with Prior Agreements. As an employee of Hittite, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of Hittite and its clients. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at Hittite. Therefore, you will be required to read, complete and sign a Senior Executive Non-Disclosure, Non-Competition and Assignment of Intellectual Property Agreement (the “Proprietary Rights Agreement”), in the form attached as Appendix B, and return it to Hittite on or prior to your Employment Start Date. In addition, Hittite expects that you will comply with any existing and/or continuing legal or contractual obligations that you may have to your former employers. You hereby certify that Appendix C sets forth (a) any and all confidential information and intellectual property that you claim as your own or otherwise intend to exclude from this Agreement because it was developed by you prior to the date of this Agreement, and (b) each contract, agreement or other document currently in force that creates any obligation of confidentiality, non-disclosure or non-competition or similar obligation on your part in favor of any current or prior employer or other person. By signing this offer letter, you represent that your employment with Hittite will not breach any such agreement you have with any third party.
13.    Obligations. During your employment, you will devote your full business efforts and time to Hittite. This obligation, however, will not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to Hittite, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at Hittite. Any outside activities must be in compliance with and approved if required by Hittite’s Code of Ethics or Corporate Governance Guidelines.
14.    Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Hittite, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Hittite’s Chairman of the Board or Lead Director and you.
15.    Code of Ethics and Hittite Policies. Hittite is committed to creating a positive work environment and conducting business ethically. As an employee of Hittite, you will be expected to abide by the Company’s policies and procedures including, but not limited to, Hittite’s Employee Handbook, Hittite’s Code of Ethics and Hittite’s Corporate Governance Guidelines. Hittite requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Ethics Acknowledgment Form.
16.    Non-Disparagement. You agree, other than with regard to employees in the good faith performance of your duties with the Company while employed by the Company, both during and for five (5) years after your employment with the Company terminates for any reason, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. This paragraph will not be deemed to be violated by statements that are truthful, materially complete and made in good faith in required response to legal process or governmental inquiry. You agree that any breach of this non-disparagement provision by you will be deemed Misconduct and a material breach of this offer letter.
17.    Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and Hittite with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Hittite concerning those subject matters.
18.    Eligibility to Work in the United States. In order for Hittite to comply with United States law, we ask that on your Employment Start Date you bring to Hittite appropriate documentation to verify your authorization to work in the United States. Hittite may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.
19.    Limitation on Payments. Notwithstanding any other provisions of this letter agreement, in the event that any payment or benefit received or to be received by you in connection with a Change in Control, whether pursuant to the terms of this letter agreement or any other plan, arrangement or agreement (all such payments and benefits, being hereinafter referred to as the “Total Payments”) would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 28OG of the Internal Revenue Code (the “Code”) in such other plan, arrangement or agreement, the severance payments hereunder shall be reduced to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax. The Total Payments shall be reduced by the Company in its reasonable discretion in the following order: (A) reduction of any cash payment, excluding any cash payment with respect to the acceleration of equity awards, that is otherwise payable to you that is exempt from Section 409A of the Code, (B) reduction of any other payments or benefits otherwise payable to you on a pro-rata basis or such other manner that complies with Section 409A of the Code and (C) reduction of any payment with respect to the acceleration of equity awards that is otherwise payable to you that is exempt from Section 409A of the Code.
20.    IRC 409A. The benefits payable pursuant to this letter agreement are intended to comply with the short-term deferral rule under Treasury Regulation Section 1.409A-l(b)(4) and be exempt from Section 409A of the Code, and will be construed and interpreted in accordance with such intent, provided that, if any severance provided at any time hereunder involves non-qualified deferred compensation within the meaning of Section 409A of the Code, it is intended to comply with the applicable rules with regard thereto and will be interpreted accordingly. A termination of employment will not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms will mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit will be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such “separation from service” of you, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement will be paid or provided in accordance with the normal payment dates specified for them herein. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A of the Code, (i) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year will not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) will not be violated without regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments will be made on or before the last day of your taxable year following the taxable year in which the expense occurred. For purposes of Section 409A of the Code, your right to receive any installment payments pursuant to this letter agreement will be treated as a right to receive a series of separate and distinct payments. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under the letter agreement that is considered non-qualified deferred compensation. In the event the time period for considering any release and it becoming effective as a condition of receiving severance will overlap two calendar years, no amount of such severance will be paid in the earlier calendar year.
21.    Background Check; Prior Conditions. You represent that all information provided to Hittite or its agents with regard to your background is true and correct. You acknowledge that any breach of this representation would constitute Misconduct and a material violation of this letter agreement.
The effectiveness of this agreement and commencement of your employment by the Company shall be conditional upon your delivering to the Company written confirmation, executed by an authorized representative of any prior employer named in Appendix C and otherwise satisfactory to the Company, that your employment by the Company will not constitute a breach of any agreement between you and such prior employer. This Agreement may be terminated in its entirety by the Company without further liability, effective immediately upon written notice to you, if, due to no fault of the Company (including by reason of the failure of the preceding condition to be satisfied), your Employment Start Date shall not have occurred by April 30,2013.
We look forward to your joining Hittite. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.
Sincerely,
/s/ Franklin Weigold
Franklin Weigold
Lead Director
I accept this offer of employment with Hittite Microwave Corporation and agree to the terms and conditions stated in this letter.
/s/ Rick D. Hess        March 13, 2013
Rick D. Hess         Date
April 1, 2013
Planned Employment Start Date
Enclosures
cc: HR file

Appendix A to offer letter
Retention Award Vesting Conditions
The Retention Award will vest on the fourth anniversary of the date of grant of the award (the “Vesting Date”), provided that you are employed by the Company on that date, and subject to satisfaction of the Minimum TSR Condition described below, with the number of shares that vest, if any, being determined as follows:
At the conclusion of the four-year period ending on the Vesting Date (the “Measurement Period”), the total shareholder return (as defined below) (“TSR”) of the Company’s common stock over the Measurement Period will be calculated in a manner specified in the award agreement and ranked by percentile in relation to the TSRs of a representative group of public semiconductor companies, including the Company, selected by the Compensation Committee (the “Comparison Group”), calculated in the same manner over the Measurement Period.

•	If the Company’s TSR is below the 25th percentile of the Comparison Group, no shares will vest;

•
If the Company’s TSR is at the 50th percentile of the Comparison Group, the number of shares as to which the award will vest wilt be equal to [insert number of shares having an aggregate value on the date of grant equal to$1.5 million] (the “Target Award”)

•
if the Company’s TSR is positive and is at or above the 75th percentile of the Comparison Group, a number of shares equal to 200% of the Target Award will vest (or, if less, that number of shares as have an aggregate market value on the Vesting Date, determined by reference to the closing price of the Company’s Common Stock on the Vesting Date, as reported by Nasdaq, equal to $4.5 million); provided, that if the Company’s TSR is zero or negative, no shares in excess of the Target Award will be issued;

•
If the Company’s TSR is positive and is between the 25th percentile and the 50th percentile, the number of shares that will vest will be determined by linear interpolation, consistent with the following illustration;

Company TSR at the stated percentile	Percentage of Target Award Issued
At or below 25th	0%
30th	20%
35th	40%
40th	60%
45th	80%
50th	100%

•
If the Company’s TSR is positive and is above the 50lh percentile, the number of shares that vest will be determined by linear interpolation, consistent with the following illustration, and subject to the limitations above:

Company TSR at the stated percentile	Percentage of Target Award Issued
50th	100%
55th	120%
60th	140%
65th	160%
70th	180%
75th or above	200%

Appendix B to offer letter
FORM OF SENIOR EXECUTIVE
NON DISCLOSURE, NON-COMPETITION AND
ASSIGNMENT OF INTELLECTUAL PROPERTY AGREEMENT
In consideration of my employment in the capacity of President and Chief Executive Officer of Hittite Microwave Corporation, a Delaware corporation (the “Company”), and in recognition of the fact that, due to such role, I will or may have access to Confidential Information (as defined herein), I agree with the Company as follows:
1.    Prior Obligations. I hereby represent, warrant and agree (i) that I have the full right to enter into this Agreement and to perform the services that I have been engaged to provide for or on behalf of the Company (the “Services”), without any restriction, whatsoever, except as otherwise disclosed on Exhibit A; (ii) that in the course of performing the Services, I will not violate the terms or conditions of any agreement between me and any third party or infringe or wrongfully appropriate any patents, copyrights, trade secrets or other intellectual property rights of any person or entity anywhere in the world; (iii) that I have not and will not disclose or use during the Relationship (as defined below) any confidential information that I acquired or will acquire as a result of any current or previous employment or consulting arrangement, or under a previous obligation of confidentiality, with any third party; and (iv) that I have disclosed to the Company in writing any and all continuing obligations to current and previous employers and others that require me not to disclose any information to the Company. For purposes of this Agreement, “Relationship” means my role as an employee, director, officer, consultant, advisor or independent contractor, whether or not for compensation, of the Company.
2.    Confidential Information. During the Relationship and thereafter, I will not, directly or indirectly, use any Confidential Information (as hereinafter defined) other than pursuant to the Relationship or disclose to anyone outside of the Company any such Confidential Information whether by private communication, public address, publication or otherwise or to anyone within the Company who has not been authorized to receive such information, except as directed in writing by an authorized representative of the Company. The term “Confidential Information” as used throughout this Agreement means all trade secrets, proprietary information, know-how, data, designs, specifications, processes, customer lists, client lists and other technical or business information (and any tangible evidence, record or representation thereof), disclosed to or made known to me at any time, whether prepared, conceived or developed by me or by an officer, director, consultant or employee of the Company, or received by the Company from an outside source, which is in the possession of the Company (whether or not the property of the Company), which in any way relates to the present or future business of the Company, which is maintained in confidence by the Company, or which might permit the Company or its clients or customers to obtain a competitive advantage over competitors who do not have access to such trade secrets, proprietary information, or other data or information. Without limiting the generality of the foregoing, Confidential Information includes:
(a)    any idea, improvement, invention, innovation, development, technical data, design, formula, device, pattern, concept, art, method, process, machine, manufacturing method, composition of matter, computer program, software, firmware, source code, object code, algorithm, subroutine, object module, schematic, model, diagram, flow chart, chip masking specification, user manual, training or service manual, product specification, plan for a new or revised product, sample, compilation of information, or work in process, and any and all revisions and improvements relating to any Of the foregoing (in each case whether or not reduced to tangible form); and
(b)    the name or other information of any employee, consultant, supplier, customer or client, or prospective customer or client, any sales plan, marketing material, plan or survey, business plan or opportunity, product or development plan or specification, business proposal, financial record, or business record or other record or information relating to the present or proposed business of the Company or any customer or client.
Notwithstanding the foregoing, the term Confidential Information does not apply to information which the Company has voluntarily disclosed to the public without restriction, or which has otherwise lawfully entered the public domain.
In the event that I am requested or required (whether by applicable laws, the requirements of any stock exchange, an order of a court of competent jurisdiction, a valid administrative, congressional or other order, a subpoena, a civil investigative demand or similar legal process) to disclose Confidential Information, I agree to notify the Company promptly of the request or requirement so that the Company may seek an appropriate protective order or waive compliance with the provisions of this Section 2. In the event that no such protective order or other remedy is obtained and that the Company does not waive compliance with this Section 2. I agree to furnish only that portion of the Confidential Information which I am reasonably advised by counsel is legally required and will exercise my best efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information to the extent possible,
I agree to cooperate with the Company and use my best efforts to prevent the unauthorized disclosure of all Confidential Information. I will notify the Company as soon as possible in the event of any unauthorized disclosure of Confidential Information under this Agreement and to cooperate fully with the Company in remedying or mitigating the impact and extent of such disclosure.

I understand that the Company from time to time has in its possession information which is claimed by customers, clients and others to be proprietary and which the Company has agreed to keep confidential. I agree that all such information will be Confidential Information for purposes of this Agreement.
3.    Ownership and Assignment of Intellectual Property. I agree that all originals and all copies of all manuscripts, drawings, prints, manuals, diagrams, letters, notes, notebooks, reports, models, records, files, memoranda, plans, sketches and all other documents and materials containing, representing, evidencing, recording, or constituting any Confidential Information (as defined in Section 2 above), however and whenever produced (whether by myself or others) during the course of and in connection with the Relationship, will be the sole property of the Company. I agree that all Confidential Information and all other discoveries, inventions, ideas, specifications, designs, concepts, research and other information, processes, products, methods and improvements, or parts thereof conceived, developed, or otherwise made by me, alone or jointly with others and in any way relating to the Company’s business, including but not limited to its present or proposed products, programs or services or to tasks assigned to me during the Relationship, whether or not made during my normal working hours, whether or not patentable or subject to copyright protection, whether or not reduced to tangible form or reduced to practice, during the Relationship, whether or not developed, reduced to practice or made on the Company’s premises, and whether or not disclosed by me to the Company (hereinafter referred to as “Company Intellectual Property”), together with all products or services which embody or emulate such Company Intellectual Property, will be the sole property of the Company and to the fullest extent permitted by law will be deemed “works made for hire”.
I agree to, and hereby do, assign to the Company all my right, title and interest throughout the world in and to all Company Intellectual Property and to anything tangible which evidences, incorporates, constitutes, represents or records any such Company Intellectual Property. I hereby assign and, to the extent any such assignment cannot be made at present, I hereby agree to assign to the Company all copyrights, patents and other proprietary rights I may have in any such Company Intellectual Property, together with the right to file for and/or own wholly without restriction United States and foreign patents, trademarks, and copyrights. I agree to waive, and hereby waive, all moral rights or proprietary rights in or to any Company Intellectual Property and, to the extent that such rights may not be waived, agree not to assert such rights against the Company or its licensees, successors or assigns.
I also agree to, and hereby do, assign to the Company ail my right, title and interest throughout the world in and to all discoveries, inventions, ideas, specifications, designs, concepts, research and other information, processes, products, methods and improvements, or parts thereof conceived, developed, or otherwise made by me prior to the date hereof relating to the Company’s proposed business (“Existing IP”) and to anything tangible which evidences, incorporates, constitutes, represents or records any such Existing IP. I hereby assign and, to the extent any such assignment cannot be made at present, I hereby agree to assign to the Company all copyrights, patents and other proprietary rights I may have in any such Existing IP, together with the right to file for and/or own wholly without restriction United States and foreign patents, trademarks, and copyrights. I agree to waive, and hereby waive, all moral rights or proprietary rights in or to any Existing IP and, to the extent that such rights may not be waived, agree not to assert such rights against the Company or its licensees, successors or assigns.
I hereby certify that Exhibit A sets forth any and all confidential information and intellectual property that I claim as my own or otherwise intend to exclude from this Agreement because it was developed by me prior to the date of this Agreement (“Prior Inventions”). I understand that after execution of this Agreement I will have no right to exclude Confidential Information or Company Intellectual Property from this Agreement.
I hereby represent and warrant to the Company that all work product delivered to the Company by me will not, without the Company’s written consent, incorporate any Prior Invention. If I do incorporate a Prior Invention into work product delivered to the Company, I hereby grant to the Company a nonexclusive, royalty-free, paid-up, irrevocable, worldwide license (with the full right to sublicense) to make, have made, modify, use, sell, offer for sale and import such Prior Invention.
I hereby represent and warrant to the Company that all work product delivered to the Company by me will be original and will not without disclosure to the Company incorporate any “open source” computer code or be in any way subject to any open source license, including, by way of example, the GNU General Public License or Lesser General Public License, the Apache Software License, the Mozilla Public License or any other license that requires disclosure of source code or otherwise would limit the Company’s proprietary rights in such computer code.
4.    Obligation to Keep Records. I will make and maintain adequate and current written records of all Company Intellectual Property, including notebooks and invention disclosures, which records will be available to and remain the property of the Company at all times. I will disclose all Company Intellectual Property promptly, fully and in writing to the Company immediately upon production or development of the same and at any time upon request.
5.    Obligation to Cooperate. I will, at any time during the Relationship, or after it terminates, upon request of the Company, execute all documents and perform all lawful acts which the Company considers necessary or advisable to secure its rights hereunder and to carry out the intent of this Agreement. Without limiting the generality of the foregoing, I will assist the Company in any reasonable manner to obtain for its own benefit patents or copyrights in any and all countries with respect to all Company Intellectual Property and Existing IP assigned pursuant to Section 3, and I will execute, when requested, patent and other applications and assignments thereof to the Company, or persons designated by it, and any other lawful documents deemed necessary by the Company to carry out the purposes of this Agreement, and I will further assist the Company in every way to enforce any patents and copyrights obtained, including, without limitation, testifying in any suit or proceeding involving any of said patents or copyrights or executing any documents deemed necessary by the Company, all without further consideration than provided for herein. It is understood that reasonable out-of-pocket expenses of my assistance incurred at the request of the Company under this Section 5 will be reimbursed by the Company. If the Company is unable to obtain my signature on any document which I may be required to sign pursuant to this Agreement, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint each of the President and the Secretary of the Company (whether now or hereafter in office) as my agent and attorney-in-fact to execute any such document on my behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Company Intellectual Property.
6.    Non-Competition. I understand and acknowledge that Company’s market for its existing and/or proposed products and services is worldwide. I also understand and acknowledge that the competitors for the Company’s existing and proposed products and services are located or may be located worldwide and that geographic boundaries do not define the scope of competition in this field. Further, I understand and acknowledge that, during the course of my Relationship with the Company, I will be given access to and will help develop Confidential Information, which if such Confidential Information were released to the general public or to a competitor, would place the Company at a disadvantage with its competitors. Therefore, in order to protect the Company’s Confidential Information and good will, during the Relationship and for a period of one year after the termination of the Relationship for any reason (the “Restricted Period”), I will not, on my own behalf, or as owner, manager, stockholder, consultant, director, officer, or employee of any business entity other than the Company (except as a holder of not more than one (1%) percent of the stock of a publicly held company):
(a)    participate, directly or indirectly, in any capacity, in any business activity that is, or is intended to be, in competition with the business of the Company, as then conducted or actively contemplated by the Company;
(b)    directly or indirectly hire, attempt to hire, or induce or solicit to be hired, as an employee or consultant or in any other capacity, any employee or consultant of the Company (or any person who may have been employed or engaged as a consultant by the Company during the term of the Relationship), or assist in such hiring by any other person or business entity or encourage any such employee or consultant to terminate his or her employment or consultancy relationship with the Company; or

(c)    directly or indirectly solicit, call upon, induce, divert or take away any current or former customer or client of the Company, or any person or entity reasonably understood to be a prospective customer or client of the Company.
I acknowledge that if I violate any of the provisions of this Section 6, the running of the Restricted Period will be extended by the time during which I engage in such violation(s).
7.    Return of Property. Upon termination of the Relationship, or at any other time upon request of the Company, I will promptly return or destroy any and all customer or prospective customer, or client or prospective client, lists, information or related materials, computer programs, software, electronic data, specifications, drawings, blueprints, data storage devices, reproductions, sketches, notes, notebooks, memoranda, reports, records, proposals, business plans, or copies of them, other documents or materials, tools, equipment, or other property belonging to the Company or its customers which I may then possess or have under my control. I further agree that upon termination of the Relationship I will not take with me any documents or data in any form or of any description containing or pertaining to Confidential Information or Company Intellectual Property.
8.    Other Obligations. I acknowledge that the Company from time to time may have agreements with other persons, including the government of the United States or other countries and agencies thereof, which impose obligations or restrictions on the Company regarding inventions made during the course of work thereunder or regarding the confidential nature of such work. I agree to be bound by all such obligations and restrictions and to take all action necessary to discharge the obligations of the Company thereunder.
9.    Miscellaneous
(a)    This Agreement contains the entire and only agreement between me and the Company with respect to the subject matter hereof, superseding any previous oral or written communications, representations, understandings, or agreements with the Company or any officer or representative hereof. In the event of any inconsistency between this Agreement and any other contract between me and the Company, the provisions of this Agreement will prevail.
(b)    My obligations under this Agreement will continue in accordance with its express terms regardless of any changes in my title, position, duties, salary, compensation or benefits or other terms and conditions of my Relationship with the Company. My obligations under this Agreement will survive the termination of the Relationship regardless of the manner of or reasons for such termination, and regardless of whether such termination constitutes a breach of any other agreement I may have with the Company. My obligations under this Agreement will be binding upon my heirs, assigns, executors, administrators and representatives, and the provisions of this Agreement will inure to the benefit of and be binding on the successors and assigns of the Company. I expressly consent to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate to whose employ I may be transferred without the necessity that this Agreement be re-signed at the time of such transfer. I agree to provide a copy of this Agreement to any prospective employer, partner or co-venturer prior to entering into an employment, partnership or other business relationship with such person or entity.
(c)    If any provision of this Agreement is determined to be unenforceable by any court of competent jurisdiction by reason of its extending for too great a period of time or over too large a geographic area or over too great a range of activities, such provision will be interpreted to extend only over the maximum period of time, geographic area or range of activities as to which it may be enforceable. If, after application of the immediately preceding sentence, any provision of this Agreement shall be determined to be invalid, illegal or otherwise unenforceable by any court of competent jurisdiction, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected thereby. Except as otherwise provided in this paragraph, any invalid, illegal or unenforceable provision of this Agreement shall be severable, and after any such severance, all other provisions hereof shall remain in full force and effect.
(d)    I acknowledge and agree that violation of this Agreement by me would cause irreparable harm to the Company not adequately compensable by money damages alone, and I therefore agree that, in addition to all other remedies available to the Company at law, in equity or otherwise, the Company shall be entitled to injunctive relief to prevent an actual or threatened violation of this Agreement and to enforce the provisions hereof, without showing or proving any actual damage to the Company or posting any bond in connection therewith.
(e)    No failure by the Company to insist upon strict compliance with any of the terms, covenants, or conditions hereof, and no delay or omission by the Company in exercising any right under this Agreement, will operate as a waiver of such terms, covenants, conditions or rights. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.
(f)    This Agreement may not be changed, modified, released, discharged, abandoned, or otherwise amended, in whole or in part, except by an instrument in writing signed by me and the Company.
(g)    This Agreement will be deemed to be made and entered into in The Commonwealth of Massachusetts, and be governed by, and construed and enforced in accordance with, the laws of The Commonwealth of Massachusetts, without regard to its principles of conflicts of laws. I hereby agree to consent to personal jurisdiction of the state and federal courts situated within Suffolk County, Massachusetts for purposes of enforcing this

Agreement, and waive any objection that I might have to personal jurisdiction or venue in those courts. This Agreement is executed under seal.
[Signature page follows]

BY PLACING MY SIGNATURE HEREUNDER, I ACKNOWLEDGE THAT I HAVE CAREFULLY READ ALL THE PROVISIONS OF THIS NON-DISCLOSURE, NON-COMPETITION AND ASSIGNMENT OF INTELLECTUAL PROPERTY AGREEMENT, THAT I AM SATISFIED THAT I UNDERSTAND IT COMPLETELY, AND THAT I AGREE TO ALL OF ITS TERMS.

Date:	Rick D. Hess
Address:    65 Village View Road
Westford, MA 01886
Accepted and Agreed:
HITTITE MICROWAVE CORPORATION

Date:	By: Title:

EXHIBIT A
to Senior Executive
Non-Disclosure, Non-Competition and
Assignment of Intellectual Property Agreement
Excluded Confidential Information and Intellectual Property; Certain Agreements
(a) Identify any and all confidential information and intellectual property that you claim as your own or otherwise intend to exclude from this Agreement because it was developed by you prior to the date of this Agreement:
None
(b) Identify each contract, agreement or other document currently in force that creates any obligation of confidentiality, non-disclosure or non-competition or similar obligation on y our part in favor of any current or prior employer or other person:
Employee Nondisclosure and Developments Agreement with American Superconductor Corporation

Appendix D to Offer Letter
Excluded Confidential Information and Intellectual Property; Certain Agreements
(a) Identify any and all confidential information and intellectual property that yon claim as your own or otherwise Intend to exclude from this Agreement because it was developed by you prior to the date of this Agreement;
None
(b) Identify each contract, agreement or other document currently in force that creates any obligation of confidentiality, non-disclosure or non-competition or similar obligation on your part in favor of any current or prior employer or other person:
Employee Nondisclosure and Developments Agreement with American Superconductor Corporation

Signature Page to NDA